

October 9, 2014

<u>Via E-mail</u>
Matthew J. Meloy
Senior Vice President, Chief Financial Officer and Treasurer
Targa Resources Corp.
1000 Louisiana St., Suite 4300
Houston, TX 77002

      Re: **Targa Resources Corp.**
              Form 10-K for the Fiscal Year Ended December 31, 2013
              Filed February 14, 2014
              File No. 001-34991
              Targa Resources Partners LP
              Form 10-K for the Fiscal Year Ended December 31, 2013
              Filed February 14, 2014
              File No. 001-33303

Dear Mr. Meloy:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Jennifer Thompson

              Jennifer Thompson
              Accounting Branch Chief